UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         October, 2003

Commission File Number    0-29586

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: October 15, 2003                         By: ____"Sandra J. Hall"____ ______
Sandra J. Hall,
President, Secretary & Director

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EQUITY TRANSFER SERVICES INC.

October 15, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The
Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for ENERNORTH INDUSTRIES INC.

1. ISIN - CA29275G1019

2. Date Fixed for the Meeting -December 30, 2003

3. Record Date For Notice - November 13, 2003

4. Record Date For Voting - November 13, 2003

5. Beneficial Ownership Determination Date- November 13, 2003

6. Classes or Series of Securities that entitle the Holder to receive Notice of the Meeting- Common

7. Classes of Series of Securities that entitle the Holder to vote at the meeting - Common

8. Business to be conducted at the meeting- Non-Routine

Yours Truly,
EQUITY TRANSFER SERVICES INC.

Per: /sRosa Vieira
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL: info@equitytransfer.com